UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

MAJOR GOLD CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

Shawn Pecore Cliffside Investments, L.P. 2255B Queen Street East, Suite 506 Toronto, Ontario M4E 1G3 (416) 907-1040

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Cliffside Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) [ ]
	(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario

	7	SOLE VOTING POWER

NUMBER OF		9,250,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,250,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	71.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	N/A	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Cliffside Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) [ ]
	(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario

	7	SOLE VOTING POWER

NUMBER OF		9,250,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,250,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	71.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, HC

CUSIP No.	N/A	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Shawn S. Pecore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) [ ]
	(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		9,250,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,250,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,250,00

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	71.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	N/A	Page	5	of	8

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, no par value per share (the “Common Stock”), of Major Gold Corporation, a Wyoming corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 7, 217 Scott Street, St. Catharines, Ontario, L2N 1H5.

Item 2. Identity and Background.

(a)

This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Cliffside Investments, L.P., an Ontario limited partnership (“Cliffside Investments”); (ii) Cliffside Investments, Inc., an Ontario corporation (“Cliffside”); and (iii) Shawn S. Pecore (“Pecore”), the director and executive officer of Cliffside and a director of the Issuer.

Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)

The address of the principal business office of each of the Reporting Persons is Suite 506, 2255B Queen Street East, Toronto, Ontario, M4E 1G3.

(c)

The principal business of Cliffside Investments is an investment holding limited partnership. The principal business of Cliffside is serving as the general partner of Cliffside Investments. Cliffside may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Cliffside Investments. Mr. Pecore is serving as the sole officer and director of Cliffside. Mr. Pecore may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Cliffside. Mr. Pecore is also the sole officer and director of the Issuer.

(d)

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e)

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand and Services, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

CUSIP No.	N/A	Page	6	of	8

(f)

The citizenship of Mr. Pecore is Canada. Cliffside Investments and Cliffside are Ontario entities.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons have acquired an aggregate of 9,250,000 shares of the Common Stock (the “Shares”), which are reported herein, via a private transaction for an aggregate purchase price of approximately $1 and other valuable consideration from Pecore.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.

Pecore is a director of the Issuer.

As a result of these relationships, the Reporting Persons are likely to engage in discussions with the Issuer and make recommendations to its board concerning the makeup of its board and management, its distribution policy, the issuance of additional securities including preferred stock, and other matters relating to the operations, management and capital structure of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate number and percentage of the shares of the Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover page(s)1.

(b)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)

shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)

sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)

shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).

(c)

The 9,250,000 shares of Common Stock reported herein were acquired by the Reporting Person effective December 5, 2008.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No.	N/A	Page	7	of	8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1 Joint Filing Agreement, dated December 5, 2008

[1]	The percentage calculation is based on 13,000,000 shares of the Common Stock outstanding, reported on the Form 8K filed by the Issuer with the Securities and Exchange Commission on July 17, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2008	Cliffside Investments, L.P.
	By:	Cliffside Investments, Inc., its general partner
		By:	/s/ Shawn Pecore
			Name:	Shawn S. Pecore
			Title:	President

Cliffside Investments, Inc.
	By:	/s/ Shawn Pecore
		Name:	Shawn S. Pecore
		Title:	President

Shawn S. Pecore

/s/ Shawn Pecore

CUSIP No.	N/A	Page	8	of	8

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Highland Distressed Opportunities, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 5, 2008.

Date: December 5, 2008	Cliffside Investments, L.P.
	By:	Cliffside Investments, Inc., its general partner
		By:	/s/ Shawn Pecore
			Name:	Shawn S. Pecore
			Title:	President

Cliffside Investments, Inc.
	By:	/s/ Shawn Pecore
		Name:	Shawn S. Pecore
		Title:	President

Shawn S. Pecore

/s/ Shawn Pecore